SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Subject Company)

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Person Filing Statement)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

88024L118
(CUSIP Number of Class of Securities)

R. Lee Priest, Jr.

133 Waller Mill Road

Williamsburg, Virginia 23185

(757) 875-7779

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Tempus Applied Solutions Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 133 Waller Mill Road, Williamsburg, Virginia 23185. The Company’s telephone number at this address is (757) 875-7779.

Securities

This Statement relates to the Company’s outstanding Warrants (as defined below). As of August 14, 2015, the date of commencement of the Offer (as defined below), there were issued and outstanding 7,875,000 Warrants, including 7,500,000 Warrants issued in the initial public offering (“IPO”) of our predecessor, Chart Acquisition Corp. (“Chart”), and 375,000 Warrants issued in a private placement that was consummated simultaneously with the IPO. The obligations of Chart pursuant to the Warrants were assumed by the Company upon the consummation of the Business Condition (as defined below). All such Warrants have an exercise price of $11.50 per share.

ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to the offer by Chart Acquisition Group LLC ( “CAG”), Joseph R. Wright (“Mr. Wright”) and Cowen Investments LLC (“Cowen” and, together with CAG and Mr. Wright, the “Purchasers”) to purchase for cash up to 2,379,180 of the warrants of the Company (the “Warrants”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (subject to proration) (the “Purchase Price”), for an aggregate purchase price of up to $1,427,508. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2015 by the Purchasers, The Chart Group L.P., the managing member of CAG, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Schedule TO Filing Persons”).

On July 31, 2015, Chart consummated the transactions contemplated by the Agreement and Plan of Merger by and among Tempus Applied Solutions, LLC (“Tempus”), the members of Tempus, the members’ representative, Chart, the Company, Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart representative and the Purchasers, pursuant to which Chart and Tempus combined under the Company (the “Business Combination”).

The Purchasers are making the Offer to purchase the Warrants to provide Warrant holders (the “Holders”) with an opportunity to tender their Warrants in connection with the consummation of the Business Combination.

As set forth in the Schedule TO, the business address of CAG, The Chart Group, L.P. and Mr. Wright are c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, NY 10017 and the business address of Cowen and RCG LV Pearl LLC is RCG LV Pearl LLC, 599 Lexington Avenue, New York, NY 10022.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by the Schedule TO Filing Persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

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ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

The information set forth in the section of the Offer to Purchase titled “The Offer –Section 9. Interests of Directors and Executive Officers; Certain Agreements” and in the sections of the Company’s Registration Statement on Form S-4 filed with the SEC on January 9, 2015, as amended, titled “Executive Compensation After the Business Combination”, “Beneficial Ownership of Securities” and “Certain Relationships and Related Transactions Concerning Tempus” are incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

The Board of Directors has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Board of Directors has determined that a Holder’s decision regarding whether or not to tender its Warrants in the Offer is a personal investment decision based upon each individual Holder’s particular circumstances. The Board of Directors urges each Holder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the Holder’s own investment objectives, the Holder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described below, and any other factors that the Holder deems relevant to its investment.

Reasons for the Recommendation of the Company’s Board of Directors

In determining not to make a recommendation to Holders with respect to the Offer, the Board of Directors considered a number of factors, including the following:

On December 13, 2012, the registration statement (File No. 333-177280) for the IPO was declared effective by the SEC. In connection with the IPO, the Purchasers committed to offer to purchase up to 3,750,000 Warrants at a purchase price of $0.60 per Warrant in a proposed tender offer that would commence after the announcement of the Company’s initial business combination and would be completed upon consummation of, or, if required in order to comply with SEC rules and regulations, immediately subsequent to, such business combination and in the event the Company liquidates upon a failure to consummate an initial business combination Holders would receive a pro rata distribution of the amount in an escrow account set up by the Purchasers in the amount of $0.30 for each Warrant they hold. However, following the execution of the Merger Agreement (as defined in the Offer to Purchase”) and the amendments thereto, it was determined that the Offer may not as a matter of law be commenced until after the closing of the Business Combination. On July 31, 2015, the Business Combination was consummated. On August 14, 2015, the Purchasers commenced the Offer to purchase, collectively, up to 2,379,180 Warrants at $0.60 per warrant (subject to proration). The purpose of the Offer is to provide holders of Warrants that may not wish to retain their Warrants following the Business Combination the possibility of receiving cash for their Warrants.

Any Warrants not tendered will remain issued and outstanding, and may be worth more or less than the $0.60 price of the Offer. On August 19, 2015, the closing price of the Warrants reported on the OTCQB Marketplace was $0.55 per Warrant. In addition, there is no certainty as to when the Common Stock would trade above the $11.50 exercise price, if ever. On August 19, 2015, the closing price of the Common Stock reported on the OTCQB Marketplace was $9.30 per share. The Warrants will expire on July 31, 2020.

The foregoing discussion of material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its neutral recommendation. In addition, individual members of the Board of Directors may have assigned different weights to different factors.

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Intent to Tender

After reasonable inquiry and to our knowledge, none of our directors, executive officers, affiliates or subsidiaries currently intends to tender any Warrants held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor the Board of Directors nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Holders with respect to the Offer, except that the Company has agreed to reimburse the Schedule TO Filing Persons for all expenses they incur in connection with the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Warrants have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries within the past 60 days, except for the purchase of 2,086,441 Warrants by the Purchasers for $0.30 per Warrant prior to the Business Combination pursuant to the Second Warrant Tender Offer (as defined in the Offer to Purchase) on June 11, 2015.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Warrants by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement, to the knowledge of the Board and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

ITEM 8.     ADDITIONAL INFORMATION.

Not applicable.

ITEM 9.    EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)	Not applicable.

(e)(1)	Third Amended and Restated Warrant Agreement, dated June 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 12, 2015).

(e)(2)	Third Amended and Restated Escrow Agreement, dated June 19, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 19, 2015).

(e)(3)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

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(e)(4)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(e)(5)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(e)(6)	Third Amendment to the Agreement and Plan of Merger, dated July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Annex A to the Form S-4/A filed by the Company on July 16, 2015).

(e)(7)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(8)	Form of First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(e)(9)	Form of Second Amendment to Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 6, 2015).

(e)(10)	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on August 6, 2015).

(e)(11)	Form of Purchase and Exchange Agreement dated as of June 10, 2015 by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Investor (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 (File No. 333-201424)).

(e)(12)	Securities Purchase Agreement, dated as of August 14, 2015, by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Group LLC, Joseph Wright and Cowen Investments LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on August 17, 2015).

(e)(13)	Form of Third Amendment to Registration Rights Agreement, dated as of August 14, 2015, by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 17, 2015).

(g)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015	TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

	By:	/s/ R. Lee Priest, Jr.
Name: R. Lee Priest, Jr.
Title: Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)	Not applicable.

(e)(1)	Third Amended and Restated Warrant Agreement , dated June 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 12, 2015).

(e)(2)	Third Amended and Restated Escrow Agreement, dated June 19, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 19, 2015).

(e)(3)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(e)(4)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(e)(5)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(e)(6)	Third Amendment to the Agreement and Plan of Merger, dated July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Annex A to the Form S-4/A filed by the Company on July 16, 2015).

(e)(7)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(8)	Form of First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(e)(9)	Form of Second Amendment to Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 6, 2015).

(e)(10)	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on August 6, 2015).

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(e)(11)	Form of Purchase and Exchange Agreement dated as of June 10, 2015 by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Investor (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 (File No. 333-201424)).

(e)(12)	Securities Purchase Agreement, dated as of August 14, 2015, by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Group LLC, Joseph Wright and Cowen Investments LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on August 17, 2015).

(e)(13)	Form of Third Amendment to Registration Rights Agreement, dated as of August 14, 2015, by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 17, 2015).

(g)	Not applicable.

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